

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

<u>Via E-mail</u>
John Carter
Chief Executive Officer and President
Carter Validus Mission Critical REIT, Inc.
4211 West Boy Scout Blvd., Suite 500
Tampa, Florida 33607

>   **Re: Carter Validus Mission Critical REIT, Inc.**
>   **Form 10-K**
>   **Filed March 29, 2012**
>   **File No. 333-165643**

Dear Mr. Carter:

We have reviewed your response letter dated December 6, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Stockholders' Equity, page F-12</u>

1) Please tell us how you determined that employee's family members and affiliates are considered employees that have met limited employment qualifications in order to participate in the plan on an equitable basis. Refer to ASC 718-50-55-34. Tell us how you have considered the guidance in ASC 505-50 in your conclusion that your employee stock purchase program is non-compensatory.

<u>Note 3. Real Estate Investment..page F-14</u>

2) We note your response to our prior comment number four. For each acquisition tell us the actual amount of offering proceeds raised during the shorter of the 12 month time period subsequent to the acquisition or the period from the acquisition to the date of your response.

3) We note your response to comment number five. Please tell us how you have met the disclosure requirements under ASC Topic 805-20-50 -1(e) related to your acquisition of the Richardson Data Center.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant